Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE - INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2014

Highlights

•	For the first quarter of 2014 KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated net income of $6.4 million and operating income of $9.4 million;

•	Generated Adjusted EBITDA of $16.1 million;(1) and

•	Generated distributable cash flow of $8.9 million. (1)

•	On May 15, 2014, KNOT Offshore Partners expects to pay a cash distribution of $0.4350 per unit with respect to the quarter ended March 31, 2014. This corresponds to a distribution of $1.74 per unit on an annualized basis.

Financial Results Overview

KNOT Offshore Partners reports net income of $6.4 million and operating income of $9.4 million for the first quarter of 2014, as compared to a net loss of $3.2 million and operating income of $3.2 million for the same period in the prior year.

All vessels operated well throughout the quarter with 99.0 percent utilization (2.7 days offhire). Operating income increased by $6.2 million and finance expense decreased by $0.5 million in the first quarter of 2014 compared to the first quarter of 2013.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

In accordance with generally accepted accounting principles in the United States (“GAAP”), prior to April 16, 2013, the results of operations, cash flows and balance sheet of the Partnership have been carved out of the consolidated financial statements of Knutsen NYK Offshore Tankers AS (“KNOT”). Accordingly, the Partnership’s financial statements prior to April 16, 2013 reflect allocation of certain expenses, including the mark-to-market value of interest rate swap derivatives. The realized and unrealized gain on derivatives, in the amount of $0.3 million for the first quarter of 2013 did not affect cash flow or the calculation of distributable cash flow, while the unrealized gain for the first quarter of 2014 of $0.1 million decreased the distributable cash flow. The amount for the first quarter of 2013 has been eliminated from the Partnership’s opening equity as of April 16, 2013, as none of KNOT’s interest rate swap agreements were transferred to the Partnership on completion of the Partnership’s initial public offering. The Partnership has no further obligations related to these contracts.

Financing and Liquidity

On April 15, 2013, the Partnership completed its initial public offering (“IPO”) of 8,567,500 common units (including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units). The Partnership’s common units are listed on the New York Stock Exchange under the symbol “KNOP.” KNOT owns a 49.0% limited partner interest in the Partnership and, through its ownership of the Partnership’s general partner, a 2.0% general partner interest in the Partnership, as well as the Partnership’s incentive distribution rights.

As of March 31, 2014, the Partnership had cash and cash equivalents of $26.8 million. Total interest bearing debt outstanding was $342.8 million, as of March 31, 2014. The average margin paid on the Partnership’s outstanding debt during the quarter ended March 31, 2014 was approximately 2.7% over LIBOR.

As of March 31, 2014, the Partnership has entered into various interest rate swap agreements effective until March, April, May and August, 2018, for a total notional amount of $250 million to hedge against the interest rate risks of its variable-rate borrowings. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, the Partnership will pay to the counterparty a fixed rate ranging from 1.25% to 1.45%.

As of 31 March, 2014, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $66.0 million, based on total net interest bearing debt of approximately $342.8 million less the notional amount of our floating to fixed interest rate swaps of $250.0 million, and less cash and cash equivalents of $26.8 million.

Outlook

Under the Omnibus Agreement the Partnership entered into with KNOT in connection with the IPO ( the “Omnibus Agreement”), there are four additional identified vessels which the Partnership has the option to purchase within 24 months of their delivery to charterers.

Pursuant to the Omnibus Agreement, the Partnership also has the option to acquire from KNOT all offshore shuttle tankers that KNOT acquires or owns that will be employed under contracts for periods more than five years.

KNOT has entered into a contract to purchase three vessels from J. Lauritzen, of which two, the “Dan Sabia” and the “Dan Cisne”, are on long-term bareboat charters to Transpetro ending in the third quarter of 2023 and first quarter of 2024, respectively. The closing of the acquisition is subject to approval from the charterer. Upon consummation of the acquisition, we anticipate that the Dan Sabia and the Dan Cisne will be offered to the Partnership under the terms of the Omnibus Agreement. There can be no assurance that KNOT’s acquisition of these vessels will be consummated or that the Partnership will acquire such vessels from KNOT.

We have been notified that BG Group will not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel will be redelivered during July –August 2014 at BG Group’s option. The process of reemploying the vessel is ongoing. Pursuant to our Omnibus Agreement with KNOT, in the event the Windsor Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire that would have been in effect in the event BG Group had exercised its option under the existing Windsor Knutsen charter, KNOT shall pay us such rate of hire that would have been in effect for a period up to April 15, 2018, subject to certain limitations as described in our Omnibus Agreement.

The Board of Directors of the Partnership (the “Board”) believes that, through KNOT there are significant opportunities for growth for the Partnership, and, the demand for offshore shuttle tankers will over time continue to grow based on identified projects. The Board is pleased with the results of operations of the Partnership for the quarter ended March 31, 2014, which were consistent with expectations for the Partnership’s initial operations following the completion of the IPO, and is confident that the Partnership continues to be well positioned to grow its earnings and distributions.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of five offshore shuttle tankers operating under long-term charters to oil majors.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, May 14, 2013 at noon (ET) to discuss the results for the first quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing1-866-270-1533 or 1-412-317-0797, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

May 14, 2013

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Arild Vik (+44 7581 899 777)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Three Months Ended December 31,	Year Ended December 31,
(USD in thousands)	2014	2013	2013	2013
Time charter and bareboat revenues 1)	21,766	13,212	22,216	73,151
Loss of hire insurance recoveries	—	250	—	250
Other income	8	—	—
Total revenues	21,774	13,462	22,216	73,401
Vessel operating expenses	4,597	2,780	4,427	14,288
Depreciation and amortization	6,780	5,340	6,785	23,768
General and administrative expenses	1,043	2,130	1,001	5,361
Total operating expenses	12,420	10,250	12,213	43,417
Operating income	9,354	3,212	10,003	29,984
Finance income (expense):
Interest income	1	6	5	30
Interest expense	(2,713)	(2,760)	(2,832)	(10,773)
Other finance expense	(221)	(1,156)	(250)	(2,048)
Realized and unrealized gain ( loss) on derivative instruments	46	347	845	505
Net gain (loss) on foreign currency transactions	(24)	127	20	193
Total finance expense	(2,911)	(3,436)	(2,212)	(12,093)
Income (loss) before income taxes	6,443	(224)	7,791	17,891
Income tax benefit 2)	(19)	(2,942)	111	(2,827)
Net income (loss)	6,424	(3,166)	7,902	15,064
Net income (loss) attributable to KNOT Offshore Partners LP Owners	6,424	(3,166)	7,902	15,064

Weighted average units outstanding (in thousands of units):
Common units	8,567,500	—	8,567,500	8,567,500
Subordinated units	8,567,500	—	8,567,500	8,567,500
General partner units	349,694	—	349,694	349,694

1)	Time charter revenue for the first quarter of 2014 and for the fourth quarter of 2013 includes a non-cash item of approximately $0.5 million in reversal of contract liability provision.

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

	At March 31, 2014	At December 31, 2013
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	25,338	28,836
Restricted cash	1,456	458
Trade accounts receivable	—	—
Amounts due from related parties	191	77
Inventories	658	578
Derivative assets	—	248
Other current assets	2,163	1,814
Total current assets	29,806	32,011
Long-term assets:
Vessels and equipment:
Vessels	692,847	692,926
Less accumulated depreciation and amortization	(81,921)	(75,141)
Net property, plant, and equipment	610,926	617,785
Goodwill	5,750	5,750
Deferred debt issuance cost	1,731	2,010
Derivative asset	3,641	2,617
Total assets	651,854	660,173

LIABILITIES AND PARTNERS’ EQUITY/OWNER’S CAPITAL
Current liabilities:
Trade accounts payable	936	1,170
Accrued expenses	2,705	2,642
Current installments of long-term debt	29,494	29,269
Derivative liabilities	2,800	2,124
Income taxes payable	771	743
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	4,413	4,471
Amount due to related parties	93	163
Total current liabilities	42,730	42,037
Long-term liabilities:
Long-term debt, excluding current installments	302,737	310,359
Derivative liabilities	—	—
Contract liabilities	12,414	12,793
Deferred tax liabilities	2,166	2,141
Long-term debt from related parties	10,612	10,349
Other long-term liabilities	460	567
Total liabilities	371,119	378,246
Equity:
Owner’s equity
Partner’s capital:
Common unitholders	168,189	168,773
Subordinated unitholders	107,273	107,857
General partner interest	5,273	5,297
Total Partners’ capital	280,735	281,927
Total liabilities and equity	651,854	660,173

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain administrative and other expenses, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the combined financial statements for the year ended December 31, 2013 filed by KNOT Offshore Partners with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2014. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2014 (unaudited)
Net income	6,424
Add:
Depreciation and amortization	6,780
Other non-cash items; deferred costs amortization debt	279
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(3,738)
Deferred revenue	(486)
Unrealized gain from interest rate derivatives and forward exchange currency contracts	(99)

Distributable cash flow	9,160

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2014 (unaudited)
Net income	6,424
Interest income	(1)
Interest expenses	2,713
Depreciation and amortization	6,780
Income tax (benefits) expense	19
EBITDA	15,935
Other financial items (a)	199

Adjusted EBITDA	16,134

(a)	Other financial items consist of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about market trends in the shuttle tanker or general tanker industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	statements about KNOT’s and KNOT Offshore Partners’ ability to build and retrofit shuttle tankers and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.